[redacted]

08005845

File No. 82-3929

FNC

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
www.fancampexplorationltd.ca

MAGPIE DRILLING COMPLETED

November 4, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to report completion of the reconnaissance drilling programme on the Magpie titaniferous magnetite deposit belonging to its 48.7% owned subsidiary, The Magpie Mines Inc.

Three holes were drilled on the Magpie deposit # 2, a 2.2 mile long section of the Magpie, shown on the attached photograph. These holes were drilled from west to east, on two EW profiles, 2000 ft apart, at dips of 50 degrees. Hole 1 was drilled on the southern profile, and intersected massive titaniferous magnetite over 1306 ft in the hole. Holes 2 and 3 were drilled on the northern profile. Hole 2 intersected 960 ft of massive titaniferous magnetite. Hole 3, drilled from the same setup, at 70 degrees, intersected 230 ft of massive titaniferous magnetite and was stopped in that material.

The drilling demonstrates that the historic zone projections which were based on extensive fieldwork, were at least on these two profiles, quite accurate.

Assays will be reported when received.

This release was prepared by Peter H.Smith PhD, P.Eng., the Company's qualified person on the McFauld's project.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172 or the Company's web site www.fancampexplorationltd.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dw 11/14


MAGPIE #3

AIR PHOTO OF THE MAGPIE DEPOSITS, TAKEN IN NOVEMBER 2007, LOOKING NW.
DEPOSIT # 4 IS OUT OF THE PHOTOGRAPH TO THE LEFT

END